Rise Companies Corp.

11 Dupont Circle NW

9th Floor

Washington, DC 20036

VIA EDGAR

April 1, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010
Attn: Ronald E. Alper

Re:	Fundrise Growth eREIT II, LLC (the “Company”)

Amendment Withdrawal (1-A-W)
Post-Qualification Amendments to Offering Statement on Form 1-A filed July 9, 2020, December 18, 2020, March 9, 2021, and May 20, 2021 (collectively, the “Post-Qualification Amendments”)

File No. 024-10843

Dear Mr. Alper:

Pursuant to Rule 259(a) under Regulation A of the Securities Act of 1933, as amended, the Company hereby requests that the Post-Qualification Amendments and all exhibits thereto be withdrawn effective as of the date hereof or at the earliest practicable date hereafter.

The Company is seeking withdrawal of the Post-Qualification Amendment because it has determined not to pursue an offering of its common shares under Regulation A of the Securities Act of 1933 at this time. None of the securities that are the subject of the Post-Qualification Amendment have been sold other than those securities that were previously qualified under Regulation A.

Should you have any questions regarding these matters, please contact our counsel Mark Schonberger of Goodwin Procter LLP at (212) 813-8842.

Very truly yours,

/s/ Bjorn Hall
Bjorn Hall

cc:	Mark Schonberger, Esq.